Filed by Inktomi Corp
Pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed Pursuant to Rule 14a-12 under the Exchange Act of 1934 Subject Company: Inktomi Corporation Commission File No. 000-24339

Except for the historical information contained herein, this document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted and reported results should not be considered an indication of future performance. The potential risks and uncertainties include, among others, Inktomi's limited operating history, history of losses, substantial dependence on Network Products, need to attract and retain portal customers and merchants, uncertainty of market acceptance, risks associated with acquisitions and entry into new markets, and substantial competition. In particular, in connection with the acquisition of FastForward Networks, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to successfully manage its changing relationships with customers, suppliers, resellers, and strategic partners; failure of the combined company's customers to accept new product offerings; and failure to achieve anticipated synergies in the merger. For factors that could affect the business and financial results of Inktomi generally, see "Factors Affecting Operating Results" contained in our Quarterly Report on Form10-Q filed with the Securities and Exchange Commission on August 14, 2000. Inktomi cautions readers not to place undue reliance upon any such forward looking statements, which speak only as of the date made. Inktomi expressly disclaims any obligations or undertaking to release publicly any updates or revision to any such statements to reflect any change in Inktomi's expectations or any change in events, conditions or circumstances on which any such statement is based.

KEY MESSAGES

  Inktomi is acquiring FastForward Networks today, the developer of the first scalable software technology for the distribution and management of broadcasting over the Internet – making Inktomi even more essential to the Internet.

  This move propels Inktomi to a rapidly growing market, estimated at $40 billion by 2003.
  (Aberdeen Group).

  The acquisition enables Inktomi to leverage its leading Network Products solutions to gain first mover advantage in media infrastructure, as the company adds next-generation technologies for broadcasting over the Internet.

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Q&A

FINANCE

Q)	What are the terms of Inktomi’s acquisition of FastForward Networks?
A)	We will acquire FastForward Networks in an all-stock deal worth approximately $1.3 billion, based on the closing price on September 12. We expect the acquisition to close in the December quarter subject to customary closing conditions.

Q)	How will you account for this acquisition?
A)	We expect to account for this transaction as a pooling of interests.

Q)	What impact will this acquisition have on Inktomi’s revenues in 2001?
A)	We will discuss more specific impact on our business at our next earnings date in October. However we expect that FastForward Networks will contribute approximately $35 – $40 million of revenue in fiscal 2001 and will initially be dilutive to EPS, becoming accretive by the end of the year. We also expect that the acquisition will be accretive to EPS for the entire 2001 fiscal year. We expect to be profitable on an operating basis in the next fiscal year. Please also note that we expect no impact in the current quarter or therefore within fiscal 2000.

Q)	Please comment on the price paid for FastForward Networks.
A)	We believe we are paying a fair price for FastForward Networks because of its:
  leading technology for live broadcasting and a deep team of technologists the market opportunity it represents and the first mover advantage it will bring us significant synergies that enhance Inktomi’s growth and profitability opportunities

Q)	What kind of growth can we expect from FastForward Networks in the next few quarters?
A)	We recommend that you update your detailed financial models after we report the September quarter earnings.

Q)	Do you expect to record any one-time charges related to this acquisition?
A)	We expect to record acquisition related charges of approximately $25 million related to investment banking, other professional fees and integration related matters. In addition, we expect to record deferred compensation related to the assumption of employee stock options of approximately _____, which we will amortize over the related vesting period.

ACQUISITION

Q)	What is FastForward Networks?
A)	Founded in 1998 and based in San Francisco, Calif., FastForward Networks is a software technology company focused on solving the unique problems associated

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with broadcasting over the Internet and allowing service providers and content distributors to take advantage of the opportunities created by this new communications methodology. FastForward Networks provides a unique and distinct Internet broadcast software infrastructure solution that enables content providers and ISPs to provide and manage live, real-time streaming media to large-scale audiences.

Q)	What are FastForward Networks’ key products, and what markets is it targeting with those products?
A)	The FastForward Networks solution is comprised of three core software components:

  MediaBridge: a software-based broadcast node that runs on Solaris and Linux. MediaBridges form dynamic Media Distribution Networks (MDNs) that intelligently distribute streams in a scalable manner through a CDN or ISP network. They operate at the application layer, making them format neutral. The MediaBridges support RealNetworks G2 RealServer, Microsoft Windows Technology (WMT), Apple QuickTime, and other formats transparently.

  MediaBridge ServerLink: format-specific modules (WMT, G2, QuickTime) that integrate closely with streaming media servers at the edge of the network that run on Linux, Windows NT, and SUN Solaris.

  Broadcast Manager: a suite of Web-based network monitoring and management tools that enable service providers and content distributors to control, view, and monitor broadcasts at the stream level.

These products are targeted at content distribution network (CDN) providers and Internet Service Providers (ISPs). In the long term, any company interested in broadcasting over the Internet will deploy a FastForward Networks solution.

Q)	What strategic benefits does this acquisition provide? Why is it a good fit for Inktomi?
A)	Inktomi is well positioned to lead the market in building the next generation Internet.With its market leading network caching and content delivery solutions and recent initiatives such as the Content Bridge alliance, Inktomi has shown that it has the vision to deliver on the promise of multimedia on the Internet. The addition of FastForward Networks is a natural evolution for Inktomi, giving the company complementary products and technology that deliver to service providers and enterprises a complete Internet broadcasting solution, enabling them to build scalable, reliable and manageable broadcast distribution networks. The acquisition strengthens Inktomi’s role in providing the ubiquitous software layer of the Internet.

Q)	Who are FastForward Networks’ key customers? Beta customers? Are any of them in production, successfully using their technology?
A)	FastForward Networks’ technology has been selected by Digital Island, The Real Broadcast Network, and Streampipe.com.

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Q)	What is FastForward Networks’ business model?
A)	FastForward Networks sells its products via software licensing, similar to Inktomi’s model within its Network Products Division. FastForward Networks also has a Professional Services arm, which provides fee-based design, integration and installation support, and several training programs.

Q)	Where is FastForward Networks located? Will employees be moved to Inktomi’s offices?
A)	In the short-term, FastForward Networks’ employees will remain in San Francisco.

Q)	How many employees does FastForward Networks have?
A)	More than 75 employees.

Q)	When do you expect the deal to close?
A)	In the December quarter.

Q)	How is Inktomi integrating FastForward Networks into its operations?
A)	FastForward Networks employees will initially be located in San Francisco. Upon closing, the former FastForward Networks will operate as Inktomi’s Media Division with Abhay Parekh as general manager. The division will operate similarly to Inktomi’s other divisions, with dedicated resources and a separate P&L, enabling high levels of focus.

MARKETING/SALES

Q)	Why does Inktomi see a need to move into the broadcast Internet market?
A)	The Internet broadcast market is seen by many as the next significant growth driver on the Internet. Significant developments in several areas are aligning to drive the use of streaming technologies as a viable mechanism to deliver rich-media content. Factors include:

a.	The availability of broadband access to the home and the corporation.
b.	Significant improvements in encoding technologies, making high-quality streaming a reality.
c.	The explosion in rich-media content of all forms, including content that is complementary to traditional broadcasts, new content designed specifically for distribution over the Internet, and animation.

Inktomi has established a leadership position in providing solutions for content delivery and management, primarily for static forms of content such as HTML and graphics. Leveraging this position by extending into the burgeoning Internet broadcast marketplace is a logical next step for Inktomi.

Q)	How big is the market, and how much opportunity does this create for Inktomi?
A)	The Aberdeen Group estimates the size of market at $40 billion worldwide by 2003. This creates a significant opportunity for Inktomi to provide a comprehensive

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solution to service providers and enterprises for distribution, delivery and management of content of all forms, including static content and live and on-demand streaming.

Q)	What synergies exist between the Content Bridge alliance and this acquisition?
A)	By empowering Content Bridge networks with FastForward Networks’ live broadcast technology, we believe Inktomi will provide the only solution for cross-network distribution, management, and revenue sharing for live broadcast services. This leading edge technology will enable our customers to build a commercially viable Internet broadcast business that leverages the combined resources of their own network and the networks that belong to the Content Bridge alliance.

PRODUCT/TECHNOLOGY

Q)	Why didn’t Inktomi develop its own Internet broadcasting technology?
A)	Time to market is the primary reason. FastForward Networks has been developing Internet Broadcasting technology and products for more than two years, and has a significant first-mover advantage in the Internet broadcast market. The FastForward Networks product capabilities and business model are very complementary to Inktomi’ s. As a result, Inktomi decided it was more advantageous for its customers to provide best-in-class Internet broadcasting capabilities that are available today.

Q)	What fundamental technology advantage does FastForward Networks have, and why is their technology so compelling?
A)	FastForward Networks has a compelling solution for the difficult problems of acquisition, distribution and management for live Internet broadcasting. No other company can provide a comprehensive platform for enabling live streaming with the quality, scalability, reliability and real-time monitoring and control that service providers and enterprise customers need. Additionally, FastForward Networks technology enables service providers to peer at the content or stream level.

Q)	How much will it cost a CDN or service provider to install FastForward Networks’ technology?
A)	FastForward Networks provides incrementally deployable infrastructure technology solutions for content distributors, service providers and large enterprises who want to build Internet broadcasting services. Because Installations vary, there is no “typical" cost for a network deployment of FastForward Networks software.

Q)	How does FastForward Networks technology compare to your existing Media-IXT product?
A)	Inktomi Traffic Server with Media-IXT was primarily designed to enable caching of streaming content for on-demand playback from the edges of networks. It can also act as a splitter for live broadcast streams. FastForward Networks significantly enhances this solution by providing a broadcast overlay network enabling thousands of channels to be streamed to millions of viewers.

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COMPETITIVE

Q)	Who are FastForward Networks’ key competitors, and what are FastForward Networks’ strengths versus these providers?
A)	FastForward Networks competes with technologies and architectures such as splitter-based networks and “overprovisioning.” FastForward Networks is the only company that delivers the key distribution and management pieces necessary to build a large-scale, profitable Internet broadcast business:
  Enables true broadcast scalability and reliability
  Enhanced viewer experience
  Allows monetization of streams
  Comprehensive broadcast management and control
  Enables content peering

Splitter-based networks have the following limitations:

  Not scalable or fault-tolerant
  Pre-planning required for each event
  Single injection point at centralized broadcast center
  Single media format (Real, WMT, or QT)
  Limited management capabilities
  Single point of failure

Providers who overprovision their networks simply throw bandwidth at the problem. This approach is prone to failure, i.e., Victoria’s Secret. Servers are bombarded and network connections become overloaded. In addition, there is no insight into who tuned in and when.

Q)	Why would content providers choose to implement FastForward Networks technology versus using services from Akamai/InterVu?
A)	Content providers are not currently direct customers of FastForward Networks products, although they benefit immensely from the capabilities that FastForward Networks provides to Internet broadcasters (e.g. ISPs and CDNs). Service providers who deploy a FastForward Networks enabled broadcast distribution network will provide features and benefits which are superior to those of any other technology provider and will enable content distributors to build profitable revenue models for Internet broadcasting

Q)	Is this acquisition a response to Akamai’s acquisition of InterVu?
A)	This acquisition is an evolution for Inktomi as we extend our leadership in network caching and content delivery into the next big growth phase of the Internet. Live broadcasting on the Internet is a major opportunity for Inktomi, and FastForward Networks has the leading scalable software technology for live Internet broadcasting.

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Q)	Does Fast Forward’s technology compete with Real Networks? Will you be able to sell Inktomi Traffic Server with Media-IXT that supports Real’s protocols after this acquisition?
A)	The FastForward Networks technology does not compete with Real Networks. In fact, Real Networks has a three-pronged relationship with FastForward Networks:
a.	Customer – Real Networks is deploying FastForward Networks products within its Real Broadcast Networks streaming service
b.	Reseller – Real Networks resells the FastForward Networks products to service providers and enterprise customers as a complementary technology in an overall streaming solution
c.	Investor – Real Networks was one of several corporate investors in FastForward Networks’ Series C funding

Inktomi will still be able to sell Inktomi Traffic Server with Media-IXT in addition to FastForward Networks’ solution. The two are complementary.

Q)	Please comment on Cisco’s recent acquisition of Pixstream for $370 million, including that company’s strengths versus FastForward’s? Does this make Cisco more of a competitor?
A)

Pixstream identifies itself as a leading developer of “carrier-class” video headend equipment for telephone companies for the delivery of video and interactive TV over xDSL technologies utilizing the MPEG standard. PixStream products demodulate, descramble, encode, decode, multiplex and remultiplex a variety of broadcast audio and video sources and then adapt the signals to various telecommunications networks.

Potential strengths are that they are focused on the high end of the market, providing “carrier-class” products (e.g. NEBS compliance). On the other hand, they do not appear to enhance the distribution network (rerouting, retransmission, etc.), they do not offer audience management (their visibility looks like it extends only to the head-end), and they only support MPEG streaming over IP and ATM. FastForward Networks enables high-quality distribution of all leading streaming formats (Real, Windows Media and Quicktime) with extensible platform to support other formats such as MPEG. Pixstream also seems to be addressing a very small market opportunity (telcos delivering broadcast).

Regarding Cisco as a competitor: Cisco has an extremely broad product line, and they’ve recently made several acquisitions in the area of content distribution (Sightpath, Arrowpoint) and video equipment (Pixstream, IP/TV in 1998). Because of the different areas of focus outlined above, we don’t view the acquisition of Pixstream as positioning Cisco to be in more direct competition with Inktomi/FastFoward. (note: with the acquisition of Sightpath, Cisco becomes more of a competitor to Inktomi’s caching products)

Q)	How does Cisco compete with FastForward Networks with their recent acquisition of Sightpath and their Content Alliance initiative?

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A)	The initial focus of the SightPath products was the enterprise market, not the service provider market. While we believe Cisco will attempt to address the service provider market, FastForward Networks has not seen competitive Cisco products based on SightPath streaming technology in customer accounts.

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